Exhibit 4.6

EIGHTH AMENDMENT TO

MANAGEMENT SERVICES AGREEMENT

Between

AT&T MEXICO, INC.

A corporation duly organized under the laws of the State of Delaware, United States of America, with headquarters in Wilmington, Delaware, USA, hereinafter “AT&T Mexico”, with Permanent Establishment in the United Mexican States. Establishment in the terms provided in the Income Tax Law with address at Parque Via 190-12th floor, Colonia Cuauhtémoc, 06599, Mexico City, D.F.

and

AMÉRICA MÓVIL, S.A.B. DE C.V.

A sociedad anónima bursátil de capital variable duly organized under the laws of the United Mexican States, with its principal place of business in Mexico City, D. F., hereinafter “AMÉRICA MÓVIL”.

This EIGHTH AMENDMENT TO MANAGEMENT SERVICES AGREEMENT, is made as of September 23, 2009 (this “Amendment”), between AT&T MEXICO, INC., a corporation duly organized under the laws of the State of Delaware, United States of America, with headquarters in Wilmington, Delaware, USA, with Permanent Establishment in the United Mexican States under the Income Tax Law with address at Parque Via 190-12th floor, Colonia Cuauhtémoc, 06599, Mexico City, D.F. (hereinafter “AT&T Mexico”) and AMÉRICA MÓVIL, S.A.B. DE C.V., a sociedad anónima bursátil de capital variable duly organized under the laws of the United Mexican States, with its principal place of business in Mexico City, D.F. (hereinafter “AMÉRICA MÓVIL”).

WHEREAS, AT&T MEXICO and AMÉRICA MÓVIL entered into that certain Management Services Agreement dated February 27, 2002 as amended by that certain First Amendment to Management Services Agreement dated as of January 1, 2003; that certain Second Amendment to Management Services Agreement dated as of October 29, 2003; that certain Third Amendment to Management Services Agreement dated as January 1, 2004; that certain Fourth Amendment to Management Services Agreement dated as of January 31, 2005; that certain Fifth Amendment to Management Services Agreement dated as of December 31, 2005; that certain Sixth Amendment to Management Services Agreement dated as of February 1, 2007; and that certain Seventh Amendment to Management Services Agreement dated as of July 7, 2009 (as amended, the “MSA”).

WHEREAS, AT&T MEXICO and AMÉRICA MÓVIL desire to amend the MSA as provided herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the parties hereto hereby agree as follows:

SECTION 1. The parties agree that, for the avoidance of doubt, AT&T MEXICO shall have no obligation to provide any Services (as defined in the MSA) to AMÉRICA MÓVIL under the MSA to the extent those Services would be specific to, or primarily for the benefit of, operations AMÉRICA MÓVIL may have in any portion of the United States or its territories. In addition, AMÉRICA MÓVIL agrees that it will not seek to require any such Services from AT&T MEXICO to the extent AT&T MEXICO has obligations not to provide such Services (including, without limitation, obligations arising under any law, governmental decree, order, rule or regulation).

SECTION 2. This Amendment and the MSA hereby are each confirmed as being in full force and effect.

SECTION 3. This Amendment may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 4. For interpretation and fulfillment of this Amendment, the parties expressly agree to submit to the laws of the territory and courts of Mexico City, D.F., waiving the application of any other law or jurisdiction of any court that might have jurisdiction over them by reason of their current or future address.

This amendment is entered in Mexico City, Federal District on the date first set forth above.

AT&T MEXICO, INC.	AMÉRICA MÓVIL, S.A.B. DE C.V.

By: Michael Bowling	By: Alejandro Cantú Jiménez
President AT&T Mexico, Inc.	General Counsel